VIA E-MAIL AND EDGAR

September 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Attn: Mr. Christian Windsor
Room No. 4523
Telephone No. 202-551-3419
Fax No. 202-772-9208
windsorc@sec.gov

Re:	Federal Home Loan Bank of Pittsburgh (“FHLBank Pittsburgh” or “Bank”)
Response to September 14, 2011 Comment Letter Following
Review of Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 18, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 000-51395

Dear Mr. Windsor:

Management is delivering this letter to you in response to the comment letter, dated September 14, 2011 (the “September Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as referenced above. The Bank's response to the September Comment Letter is set forth below, following a reproduction of each of the Staff's comments. The Bank appreciates the Staff's suggestions to further improve the Bank's disclosure filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

1.
On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board's expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view towards revised disclosure in future filings, management's view as to whether continued near zero borrowing rates will affect your advance borrowings by member institutions.

Response: Management acknowledges the August 9, 2011 announcement made by the Chairman of the Federal Reserve and will reference it in future filings, noting that management currently does not expect the continuation of near-zero short-term interest rates, in and of itself, to materially affect our members' demand for advances in the future. The low rate environment has already persisted for a substantial period of time and the low level of advance demand appears to be driven primarily by the general shrinking of member balance sheets in conjunction with historically strong member liquidity as a result of higher levels of retail deposits.

Other Income (Loss), page 50

2.
Please tell us and revise your future filings to include enhanced disclosures about the loss on extinguishment of debt of $12.3 million recognized during the fourth quarter of 2010. Tell us about the debt extinguished, the reasons for its extinguishment, whether this debt was extinguished in the marketplace or transferred to another FHLB, and any other information necessary for a complete understanding of the recognized loss.

Response: In response to advance prepayments which occurred during the 4th quarter of 2010, the Bank extinguished $745 million in par value of fixed rate bullet debt by transferring $720 million to other FHLBanks at fair value and repurchasing the remainder in the marketplace. The extinguishment of debt resulted in a loss of $12.3 million. Future filings will be revised to reflect this additional information.

Credit and Counterparty Risk - Mortgage Loans, Bob Loans and Derivatives, page 104

3.
Tell us, and revise your disclosure in future filings to identify, all material derivative counterparties, including any that represent more than 10% of your notional amount outstanding during the most recent quarter and during the 2010 fiscal year. Also, identify any counterparty that represents more than 10% of your net derivative exposure.

Response: The tables in Appendix A provide the requested information as of both December 31, 2010 and June 30, 2011. Such information will be included in the Bank's future filings.

Item 11. Executive Compensation, page 191

Compensation Discussion and Analysis

4.	Please revise future filings to furnish the information required by Item 407(e)(4) of Regulation S-K.

Response: For purposes of our 2010 Form 10-K, the Bank had no Compensation Committee Interlocks and nothing to report as would be required by Item 407(e)(4) of Regulation S-K other than the disclosures contained in Item 13, Certain Relationships and Related Transactions, and Director Independence, related to Mr. Patrick Bond.

In future filings, management will include the caption “Compensation Committee

Interlocks and Insider Participation” within our Compensation Discussion and Analysis and will list under the caption any member of the compensation committee required to be included thereunder in accordance with Item 407(e)(4) of Regulation S-K. We will also provide the required information, either by setting forth the information under the caption or by referring to Item 13, Certain Relationships and Related Transactions, and Director Independence, as applicable.

5.
We note that on page 199 you disclose the 2010 TIP base incentive awards to each named executive officer for the fiscal year ended December 31, 2010, but you do not provide an explanation as to how the HR Committee calculated these awards based on the nine operational goals disclosed on page 200. Please explain in your response letter how these specific awards were calculated and ensure that in future filings you discuss the level achieved for each performance measure and whether any discretion was used by the HR Committee in granting these awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: The HR Committee did not exercise any discretion in granting the 2010 TIP awards. In Appendix B, management provides additional information explaining how these specific awards were calculated. Future filings will contain a similar level of disclosure.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 209

6.
In future filings, please include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of regulatory capital stock. Refer to Item 403(a) of Regulation S-K.

Response: In future filings, the Bank will include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of regulatory capital stock in accordance with Item 403(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Credit Ratings Agency Actions, page 5

7.
We note your disclosure that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

Response: Management does not believe the credit rating downgrade will have any material impact on our future results of operations, financial position and liquidity.

a.
Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;

Response: Management does not believe the downgrade has or will materially affect the Bank's cost of funds in the short or intermediate terms. In fact, the current cost of our short-term debt is actually slightly cheaper since the downgrade. Additionally, management does not believe that the downgrade has or will have any material impact on our ability to access the capital markets. Numerous factors affect our cost of funds including the overall U.S. economy, the European debt crisis and any other market disruptions. Management will continue to monitor such factors and adjust our disclosure as needed in future filings.

b.
Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note nine on page 90 that if your credit ratings had been lowered one ratings notch below AAA then you would be required to deliver up to an additional $218.5 million to your derivative counterparties at June 30, 2011;

Response: Management performed an evaluation of significant contracts and covenants to determine if there were any that may be impacted by the credit rating downgrade. Management concluded that the International Swaps and Derivatives Association (ISDA) derivative contracts are the only contracts that would be impacted. As noted above, management quantified and disclosed this in our Form 10-Q for the Fiscal Quarter ended June 30, 2011. Our letters of credit were not impacted by the credit rating downgrade because 1) the governing state requirement is based on a downgrade by both Moody's and S&P, 2) the governing state requirement is based on maintaining at least a AA rating, or 3) there were no rating requirements in the governing state. For future filings, management will continue to evaluate and disclose as necessary implications associated with contracts or covenants which may be impacted by downgrades.

c.	Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and

Response: Under Federal Housing Finance Agency (Finance Agency) regulation and within our own investment and risk management policies, limits are in place regarding the level of investments based on credit rating. With the downgrade, our investment credit limits with respect to unsecured U.S. Agency investments have been reduced. The Bank does not need to liquidate any existing holdings; however, any additional transactions must comply with the lower limits. This disclosure will be included in our quarterly report for the period ending September 30, 2011. In future filings, management will disclose any material impact to our financial condition or results of operations as a result of any investment limitations due to downgrades.

d.	Address any impact that the downgrade had on any other financial instruments measured at fair value.

Response: The Bank classifies U.S. Treasury Bills and TLGP Investments as trading securities recorded at fair value. The fair values of these securities were not materially impacted by the downgrade as they have remaining maturities of less than one year and very little fair value sensitivity. The net fair values of these securities actually increased slightly from July 31, 2011 to August 31, 2011.

Additionally, certain GSE securities and GSE residential MBS are measured at fair value as a result of their classification as available-for-sale securities. Initially, certain of these securities experienced a minor decline in fair value as a result of the downgrade but prices have since recovered. The net fair values of these securities actually increased slightly from July 31, 2011 to August 31, 2011. Although the fair values of these instruments have increased slightly since the downgrade, the Bank recognizes that spread widening may negatively impact future fair value measurements.

The Bank's derivative assets and derivative liabilities are also reported at fair value on the statement of condition. Quarterly, the Bank evaluates the potential for the fair value of these instruments to be impacted by counterparty credit risk to determine if an adjustment to the overall fair value of derivatives is significant or necessary. Derivative Assets are evaluated based on the amount of uncollateralized exposure to a derivative counterparty. Any credit adjustment for derivatives with counterparties in a net liability position would be based on the Bank's credit or non-performance risk. The Bank does not expect significant changes in the credit adjustment for derivative assets or liabilities as of September 30, 2011 as a result of the downgrade.

Core Earnings, page 10

8.
We note your disclosures of Core Earnings, here and on page 35 of your 2010 Form 10- K, which exclude OTTI charges, gains (losses) on sales of OTTI securities, and contingency reserve and gains on derivatives and hedging activities resulting from the Lehman-related activities. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the OTTI charges to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, for instance eliminating the use of the word "core" in its entirety in the title. Also consider providing a discussion of what encompasses your routine operations or core businesses in future filings.

Response: In response to this comment, in future filings management will eliminate the use of the word "core" with respect to this non-GAAP disclosure. Management will also consider providing an enhanced discussion of what encompasses our routine operations or core businesses in future filings.

Mortgage Loans Held for Portfolio, page 23

9.
We note your disclosure on page 24 which explains the reasons for the $6.0 million increase to your allowance for loan losses since your fiscal year ended December 31, 2010. You further state that this increase is due to changes in estimates which now incorporate 12-month historical performance for probability of default and loss given default, a more detailed analysis of the Master Commitment level, and a decrease to the estimated life of the loan portfolio. Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Response: Management included a detailed disclosure of the credit enhancement structure of the Bank's mortgage loan program in the Bank's 2010 Form 10-K within the Credit and Counterparty Risk - Mortgage Loans, BOB Loans and Derivatives section under Risk Management (see page 106 of the 2010 Form 10-K). Management also disclosed similar information regarding the credit enhancement structure in Note 8 of the Notes to Financial Statements in our June 30, 2011 Form 10-Q.

In response to your comments, management will revise our discussion of the allowance for credit losses on mortgage loans to expand and clarify how our methodology incorporates the credit enhancement structure of the mortgage loan portfolio within the Critical Accounting Policies section of Item 2 - Management Discussion and Analysis of Financial Condition and Results of Operations in our next Form 10-Q. The changes marked below reflect the revisions that will be made to our future Form 10-Q disclosures corresponding to those made in the June 30, 2011 Form 10-Q.

Allowance for Credit Losses on Mortgage Loans Held for Portfolio. The Bank bases the allowance for credit losses on management's estimate of loan losses inherent in the Bank's mortgage loan portfolio as of the balance sheet date taking into consideration the credit enhancement structure of the MPF Program. The allowance is determined based on ~~During the first quarter of 2011, the Bank updated its probability of default and loss given default from national statistics (adjusted for actual results) for mortgage loans to the~~ actual 12 month historical performance of the Bank's mortgage loans. Actual probability of default was determined by applying migration analysis to categories of mortgage loans (current, 30 days past due, 60 days past due, and 90 days past due). Actual loss given default was determined based on realized losses incurred on the sale of mortgage loan collateral. The resulting estimated losses are reduced by the credit enhancements available under the MPF Program, which are contractually set. The Bank incurs the initial losses on mortgage loans up to an agreed upon amount, referred to as the first loss account. Losses in excess of the first loss account are covered by the credit enhancements of the MPF Program and are excluded from the determination of the allowance for credit losses. Losses in excess of the credit enhancements are incurred by the Bank. In addition, certain losses incurred by the Bank can be recaptured by withholding fees paid to the Participating Financial Institution (PFI or Seller) for its retention of credit risk. Losses expected to be recaptured are also excluded from the determination of the allowance for credit losses.

Refer to further discussion regarding the allowance for credit losses in Notes 1 and 10 to the audited financial statements in Item 8. Financial Statements and Supplementary Financial Data in the Bank's 2010 Annual Report filed on Form 10-K.~~The change in estimate also includes a more granular Master Commitment analysis of credit enhancements. The impact of the change in estimate was immaterial.~~

In addition, in response to your comment, management will consider disclosing additional detail with respect to the credit enhancement and its impact on our allowance for credit losses. For example, the additional disclosure for the quarter ended June 30, 2011 would have been as follows:

The following information represents the impact of the credit enhancements of the MPF Program on the allowance for credit losses and the ending balance of the first loss account (FLA) and credit enhancements provided by PFIs (available CE). Initial losses on mortgage loans are incurred by the Bank up to the FLA. Additional credit losses are covered by available CE, until exhausted. Certain losses incurred by the Bank can be recaptured by withholding fees paid to the PFI for its retention of credit risk. All additional losses are incurred by the Bank.

(000's)	Allowance for Credit Losses	Reduction to the ALLL due to CE	FLA	Available CE
MPF Original	$0.9	$1.2	$2.1	$85.0
MPF Plus	8.3	15.3	34.8	55.1

In responding to the September Comment Letter, the Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 412-288-5117 should you wish to discuss these matters further.

Sincerely,

/s/ Kristina K. Williams
Kristina K. Williams
Chief Operating Officer and Chief Financial Officer
Federal Home Loan Bank of Pittsburgh

Appendix A

December 31, 2010
(dollars in millions)

Counterparty	Credit Rating	Notional	% of Total Notional	Counterparty	Credit Rating	Net Credit Exposure	% of Total Net Credit Exposure

Credit Suisse International	A	$4,193.3	15.3%	Royal Bank of Canada	AA	$13.3	58.5%
JP Morgan Chase Bank, NA	AA	4,078.7	14.9%	HSBC Bank USA, NA	AA	4.3	18.7%
Deutsche Bank AG	A	3,701.7	13.5%	BNP Paribas	AA	2.7	12%
Barclays Bank PLC	AA	2,955.7	10.8%	All Others		2.5	10.8%
All Others		12,497.3	45.5%
				TOTAL		$22.8	100.0%
TOTAL		$27,426.7	100.0%

June 30, 2011
(dollars in millions)

Counterparty	Credit Rating	Notional	% of Total Notional	Counterparty	Credit Rating	Net Credit Exposure	% of Total Net Credit Exposure

JP Morgan Chase Bank, NA	AA	$4,215.1	14.6%	Royal Bank of Canada	AA	$14.3	49.5%
Deutsche Bank AG	A	4,099.4	14.2%	BNP Paribas	AA	6.7	23%
Credit Suisse International	A	3,641.2	12.6%	HSBC Bank USA, NA	AA	5.3	18.4%
Bank of America, NA	A	2,928.6	10.1%	All Others		2.6	9.1%
Barclays Bank PLC	AA	2,910.3	10.1%
All Others		11,062.0	38.4%	TOTAL		$28.9	100.0%

TOTAL		$28,856.6	100.0%

Appendix B

2010 TIP Base Incentive Award Goals as disclosed in the 2010 Form 10-K

•	Market Value of Equity to Par Value of Capital Stock (MV/CS) (25 percent total weighting):

A.	Increase MV/CS by up to 11 points using the December 31, 2009 price as the base (achieved at maximum) and

B.	Increase MV/CS by up to 6 points using the December 31, 2009 price as the base, using the Alternative Market Value of Equity (MVE) calculation (achieved between target and maximum);

•	Earnings (25 percent total weighting):

C.	Achieve core earned dividend spread of 2.72 percent after assessments (achieved between target and maximum) and

D.	Increase retained earnings by $64 million (not achieved; no payout);

•	Affordable Housing (10 percent total weighting):

E.	Increase the number of Affordable Housing Program applications submitted from Blueprint Communities by eight (achieved at maximum) and

F.	Increase Affordable Housing Program disbursement ratio by 92 percent (achieved at maximum);

•	Regulatory Requirements (25 percent total weighting):

G.	Address regulatory priorities in existence at December 31, 2009 (achieved at maximum) and

H.	Achieve a targeted regulatory rating (not achieved; no payout); and

•	Customer Focus (15 percent total weighting):

I.	Increase membership by ten (not achieved; no payout).

Goal Scorecard--Proposed Disclosure for Future Filings

		To Achieve:					Payout %
Goal	Weighting	Min Payout 70%	Target Payout 90%	Max Payout 110%	YTD 12/31/10 Results	Payout Achieved	CEO (22% cap)	All Other NEOs (20% cap)
A	15%	Increase	Up 5 pts	Up 11 pts	Up 19 pts	110%	3.63%	3.3%
B	10%	Increase	Up 3 pts	Up 6 pts	Up 4.7	100%	2.2%	2%
C	10%	2.27%	2.5%	2.72%	2.6%	100%	2.2%	2%
D	15%	$53 million	$58 million	$64 million	$8 million	—%	—%	—%
E	5%	4	6	8	10 rec'd	110%	1.21%	1.1%
F	5%	88%	90%	92%	93.4%	110%	1.21%	1.1%
G	10%	Max only	Max only	All	All complete	110%	2.42%	2.2%
H	15%	Max only	Max only	Upgrade	No upgrade	—%	—%	—%
I	15%	5	8	10	2	—%	—%	—%
Total Payout							12.87%	11.7%

Payout Calculations--Proposed Disclosure for Future Filings

NEO	Salary on which Incentive is Based	Base Incentive Payout %	Base Incentive Payout $
John R. Price	$550,000	12.87%	$70,785

Winthrop Watson	$425,000	11.7%	$49,725

Kristina K. Williams (a)	$345,000	11.7%	$40,365

Michael A. Rizzo (b)	$275,004	11.7%	$32,175

Craig C. Howie	$254,800	11.7%	$29,812

(a)	Ms. Williams salary represents her increase effective August 1, 2010 in connection with a promotion (reported on page 191 of the 2010 Form 10-K).

(b)	Mr. Rizzo's salary represents his full year 2010 salary; Summary Compensation Table (page 198 of the 2010 Form 10-K) represents 10/12 of full year salary, as he joined the Bank on March 1, 2010.